Exhibit 99.1

Lithium Americas Provides Update
on COVID-19 Response at Caucharí-Olaroz

July 27, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") announced on July 6, 2020 that workers at the Caucharí-Olaroz lithium project (“Caucharí-Olaroz” or the “Project”) in Jujuy, Argentina tested positive for COVID-19. In response, construction was immediately suspended and all workers were quarantined and have undergone further testing. The local operating company, Minera Exar S.A. (“Minera Exar”), a 50/50 joint venture with the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng Lithium”, together with the Company, the “Shareholders”), has completed testing of the entire workforce and safely demobilized the site. While additional workers tested positive for COVID-19, the Company has been advised that the majority of positive cases are asymptomatic. Approximately 20% of positive cases are recovered and have been released with three workers hospitalized and in stable condition.

The Company has recently become aware of press reports indicating that the Province of Jujuy has commenced proceedings related to Minera Exar’s implementation of provincial COVID-19 health and safety protocols. Minera Exar and the Shareholders take these claims seriously and are actively addressing these matters with the Province of Jujuy.

"The health and safety of our workers, local communities and the Province of Jujuy has always been - and will continue to be - our highest priority," said Jon Evans, President and CEO of Lithium Americas. “We are working closely with our partner Ganfeng Lithium and, with the advice of leading medical experts, taking appropriate actions with Minera Exar and the Province of Jujuy to ensure we continue to prevent the spread of COVID-19, while providing the highest health and safety standards for our workers and local communities.”

About Lithium Americas:

Lithium Americas is developing Caucharí-Olaroz in Jujuy, Argentina with 50/50 joint venture partner, Ganfeng Lithium. The Company previously announced a transaction whereby Ganfeng Lithium will increase its interest in the Project to 51% with Lithium Americas holding the remaining 49%. The transaction remains on track to close by the end of Q3 2020. In addition, the Company is developing the 100%-owned Thacker Pass lithium project in Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email:      ir@lithiumamericas.com
Website:  www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, the impact of the COVID-19 outbreak on the Caucharí-Olaroz project and the Company, the Company’s success at managing and containing the outbreak, the scope and consequences of any proceeding undertaken by Jujuy authorities and the expected completion and timing of the current transaction with Ganfeng Lithium.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, the impacts of COVID-19 globally and in Jujuy Province, the reaction of local communities and governments to the COVID-19 outbreak, Minera Exar’s compliance with laws and regulations in respect of its COVID-19 protocols and its response to the outbreak and the ability to successfully contain the outbreak on site.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), governmental or community policy, political and legal risk associated with the governments and local communities affected by the outbreak at the project, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause actual results to differ materially from those that are expected. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.